FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of February


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Media
Information

8 February 2007


                        BG Group Strategy Presentation

                 BG Group announces outstanding growth outlook


In conjunction with its fourth quarter and full year results, BG Group will today hold a presentation on the Group's strategy, affirming its outstanding earnings outlook to 2009 and setting out how it has extended the production of its long-life E&P assets to 2015, enhanced its projects to 2012 and added almost one billion barrels to its E&P resource base.


The event will be hosted by Sir Robert Wilson, Chairman, Frank Chapman, Chief Executive and Ashley Almanza, Chief Financial Officer.


A webcast of the event can be accessed live at 2.00pm via the BG Group website (www.BG-Group.com), after which a recording of the webcast and a copy of the slide presentation will be available at this site.


Chief Executive Frank Chapman said: "Today we're reporting another set of record results, marking a 10-year track record of delivering industry-leading growth. During the year, we have increased our E&P resources by almost one billion barrels and our outlook for earnings growth to 2009 remains outstanding. We have also improved our distinctive long-life asset base and significantly enhanced the projects that will drive growth to 2012. Our overall aim continues to be delivering exceptional value to shareholders, and I am confident that we are well positioned to sustain our strong growth for the next decade to come."


Key messages from the presentation

  * BG confirmed it expects E&P volume growth of 5 - 7% per annum from 2006 to 2009.
  * BG is more confident of achieving the higher levels of its 6 - 10% E&P volume growth to 2012.
  * BG has a distinctive long-life asset base. The Group expects that the assets that produced 590,000 barrels of oil equivalent per day in 2006 will still be producing 500,000 boepd right out to 2015. The Group is confident it can build on this outlook to 2015 by developing the further potential that exists within assets such as the UK North Sea hubs, Tunisia, Karachaganak (Kazakhstan), Egypt, Trinidad and India.
  * BG continues to see a strong outlook for earnings potential to 2009 and beyond. This will be driven principally by E&P production and by volume and margin growth in the Liquefied Natural Gas (LNG) segment.
  * Looking further out - to 2012 - BG has made significant progress against the plans it presented in 2006. The Group has firmed up on projects identified and has added further opportunities to its portfolio. These include expanded plans for Karachaganak, together with recent UK discoveries, OKLNG in Nigeria and US Power among others.
  * BG has made significant additions to its portfolio of exploration acreage - up by over 78,000 square kilometres in 2006 and this, with recent exploration success - particularly in Brazil - has added almost 1 billion barrels to its E&P resource base. This should underpin the Group's sustained growth well into the next decade.


Data from the presentation

  * In its LNG shipping and marketing business, BG Group expects to see the global shortage of LNG persisting for at least five years. As a result, the Group has raised its EBITDA margin guidance to around 16% in 2007, rising to 18% in 2009. This excludes spot volumes and is based on 12.3 mtpa of contracted supply in 2007, rising to 13.5 mtpa in 2009 and assumes 30% of cargoes will be delivered outside the United States compared to 43% in 2006.
  * BG expects average LNG supply growth of 21 - 24% per annum to 2009 and supply growth of 16 - 20% per annum from 2005 to 2012.
  * BG's reserves and resources now amount to over 8 billion barrels of oil equivalent and can deliver some 37 years of production. BG has 2P reserves amounting to 16 years of production at 2006 levels.
  * Capex in 2007 will amount to GBP2.2 billion. For projects to be completed in 2007 - 2009 the total investment will be GBP5.3 billion, compared to previous guidance of GBP4.8 billion. The increase reflects programme enhancements of GBP300 million and cost inflation of GBP400 million offset by GBP200 million due to phasing of projects. In addition, GBP2.2 billion will be spent in this period (2007 - 09) on projects due to come onstream after 2009 resulting in a total spend of GBP7.5 billion in 2007 - 2009. All of these numbers exclude the GBP500 million due to be paid in 2007 on acquisitions already announced but not yet completed.


Key country & sector highlights

UK North Sea

  * BG believes that the Jasmine and Jackdaw discoveries present major potential. It believes that Jasmine is one of the largest discoveries in the UKCS in recent years and is targeting first production in 2010. Jackdaw is a High Pressure/High Temperature field that requires further appraisal and BG believes it has the potential to be as big as Jasmine.
  * The hub strategy in the North Sea allows BG to continue developing smaller hydrocarbon accumulations more rapidly, adding value to and extending the life of existing assets. BG believes this strategy, together with the new discoveries, will enable it to sustain 2006 production levels right out to 2012.

Kazakhstan

  * Last year, BG shared an early view of the full potential of the Karachaganak field. Since then, BG and its partners have expanded the scope of the 4th stabilisation train (on-stream 2009) and the Phase III project (on-stream 2012), converting the potential identified a year ago into firm plans.
  * Multiple exports routes are being developed for total planned capacity of 15.4 mtpa by 2012, more than double Western exports today.
  * The increased scope of the projects will develop further gross reserves of over 2.3 billion barrels at a competitive unit cost.

Tunisia

  * At BG's Miskar field, infill drilling will extend plateau production for another year to 2013. Further near-field potential has been identified which could extend the plateau to 2020 or underpin a new accelerated development hub.
  * BG's Hasdrubal field, which has gross 2P reserves of 78 mmboe, is expected to become an important contributor to production growth from 2009 and also offers further near-field potential.

India

  * BG is continuing to develop an integrated business in India. In the upstream, BG is planning to increase production at its Panna/Mukta and Tapti fields by 60% to 2009 through a major drilling campaign.
  * In the downstream, the Group's two transmission and distribution businesses continue to perform well with Gujarat gas now sourcing half its supply from Panna/Mukta and Tapti.

Egypt

  * Following the completion of the initial debottlenecking of Egyptian LNG in 2006 and the identification of additional reserves within its development leases and WDDM discoveries, BG is targeting additional sales of 500-700 bcf to domestic and/or LNG markets.

Nigeria

  * In parallel with its OKLNG activities, BG is building an E&P position in Nigeria. Following its farm-in to deepwater block OPL 332, BG was recently awarded OPL 286-DO, close to the Bonga field which contains numerous prospects and the existing Boi discovery. BG is the operator of both blocks.

Trinidad

  * BG believes its Dolphin Field has further reserves potential to be realised. BG is working to secure Government approval for a LNG expansion feasibility study and obtaining new exploration opportunities.


Exploration & Production

  * In 2007, BG plans to drill 24 to 31 Exploration and Appraisal wells together with a major seismic programme across acreage recently added to the portfolio.
  * BG's E&P prospect inventory has again been significantly enhanced in 2006 with the addition of over 78 000 square kilometres of new acreage, with new country entries in Algeria, China, Oman and Madagascar.
  * Some of the key exploration plays and development of discovered reserve opportunities include:

    * Brazil, where BG had a major discovery with the Tupi prospect, a 40km by 20km field with estimated hydrocarbons in place of between 1.7 boe and more than 10 billion boe.

    * Norway, where BG is now the fifth largest holder of acreage in Norway, a position established in just three years. BG was recently awarded two licenses, one of which includes the Bream discovery.

    * Oman, where BG secured rights to a block containing the Abu Butubal discovery.

    * Algeria, where BG has farmed into and been appointed operator of the Hassi Ba Hamou licence. This covers a large area - over 18,000 sq km. It contains an existing discovery and significant exploration potential.

    * China, where BG has secured 25,000 sq km of frontier acreage with strong indications of a working, gas-prone petroleum system, close to existing gas discoveries.

    * Alaska, where BG has acquired significant acreage through two separate farm-in deals. The first, in the Eastern North Slope area is oil-prone. The second, in the North Slope Foothills area is gas-prone play, which contains an existing discovery.

LNG

  * The LNG industry is forecast to grow at 12% annually through to 2012.
    This compares to an industry average of 7% since 1980.
  * BG's combination of flexible volumes, global marketing capability, shipping capacity, low-cost infrastructure and skills are driving the growth of its LNG business and will continue to do so into the next decade.
  * BG Group's long-term supply volumes continued to grow in 2006, from Trinidad Train 4 and Nigeria LNG. In 2007, first volumes will come from Equatorial Guinea.
  * The Group's 'second wave' of LNG supplies is firming up. BG plans to lift from three separate projects in Nigeria: from NLNG T7; from Brass LNG; and the first equity volumes from OKLNG are expected in 2012.
  * Dragon LNG in Wales is on target to be onstream late this year.
  * Construction of the Brindisi terminal in SE Italy continues and is expected onstream during 2010.


Integrated US gas strategy/Power

  * BG is well-advanced in implementing an integrated US strategy, downstream of its LNG regasification terminals.
  * BG's US market portfolio of import terminals, pipelines, NGL extraction and more recently power, adds value to the Group's LNG supplies.
  * BG's focused move into the US power market in the North-East will strengthen the Group's North American integrated gas strategy.


 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005. The
Company does not undertake any obligation to update publicly, or revise, forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.


Cautionary note to US investors - The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release such as "E&P resource base", "E&P resources", "reserves and resources", "gross reserves", "gross 2P reserves", that the SEC's guidelines strictly prohibit us from including in filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-09337, available from us at BG Group, 100 Thames Valley Park Drive, Reading RG6 1PT. You may read and copy this information at the SEC's public reference room, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This filing is also avail able at the internet website maintained by SEC at http://www.sec.gov


Notes to Editors:

BG Group plc is a global natural gas business. Active on five continents in over 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.


Enquiries:

Communications                                              +44 (0) 118 929 3717

Out of hours media mobile:                                  +44 (0) 791 718 5707


Investor Relations           Chris Lloyd/Helen Parris/
                             Siobhan Andrews                +44 (0) 118 929 3025


Website: www.bg-group.com





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: February 8, 2007                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary